UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): September 1, 2026

Greenlite Holdings, Inc.
(Exact name of issuer as specified in its charter)

Delaware	39-4960887
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

101 Park Ave, Suite 1300 Oklahoma City, OK 73102
(Full mail address of principal executive offices)

801-474-7191

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On March 6, 2026, Greenlite Holdings, Inc. (the “Company”) executed an Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) that was previously filed with the Securities and Exchange Commission as Exhibit 2.2 to the Company’s Form 1-A filed on May 29, 2026.

The Company has identified a drafting error in the Amended and Restated Certificate and filed a Certificate of Correction with the Secretary of State of the State of Delaware to correct such error. The Certificate of Correction is attached hereto as Exhibit 2.4.

Exhibit Number	Description
2.4	Certificate of Correction

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on Friday September 4, 2026.

Greenlite Holdings, Inc.

By:	/s/ Jonathan Lewis
Jonathan Lewis
Chief Executive Officer